United States securities and exchange commission logo





                           March 20, 2023

       David Shrier
       President and Chief Executive Officer
       Adit EdTech Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, New York 10105

                                                        Re: Adit EdTech
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed February 9,
2023
                                                            File No. 333-261880

       Dear David Shrier:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       GRIID
       Key Factors Affecting Our Performance
       Electricity, page 233

   1. We note your revised disclosures elsewhere in response to prior comment 16. Please revise to also include
the 20MW which are subject to the Mining Services Agreement in your discussion of how
electricity affects your performance.
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
March      NameAdit EdTech Acquisition Corp.
       20, 2023
March2 20, 2023 Page 2
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FirstName LastName
Liquidity and Capital Resources
Cash and Cash Flows
Cash and Cash Flows for the Years Ended December 31, 2021 and 2020, page 256

2. Please revise to ensure your discussion of net cash used in operating and investing activities is accurate and complete.
Adit EdTech Acquisition Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 9 - Subsequent Events, page F-48

3. We note that on December 23, 2022, in connection with the approval of extension by which you must complete an initial business combination, certain holders of IPO Shares exercised their right to redeem such shares for a pro rata portion of the funds then on deposit in the trust account. In addition, we note from your disclosure on pages 17 and
         106 that you instructed your trustee with respect to the trust account to liquidate the U.S.
         government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash. Please revise to update your subsequent events disclosure. Refer to ASC 855-10-50-2.
Griid Infrastructure LLC and Subsidiaries
Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the
Years Ended December 31, 2021 and 2020
Consolidated Statements of Operations, page F-51

4. Please explain why you have reclassified the cash proceeds related to the sale of cryptocurrencies from cash flows from investing activities to cash flows from operating activities on the statements of cash flows for the years ended December 31, 2021 and
         2020 and the nine months ended September 30, 2022 and 2021. Please provide us with your comprehensive accounting analysis, with reference to the authoritative accounting guidance, to support the classification as an operating activity. As previously discussed, the Staff would not object to the classification of the proceeds from the sale of cryptocurrencies within cash flows from investing activities.
Notes to Consolidated Financial Statements
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Cryptocurrencies, page F-60

5. We note that you continue to indicate that you test cryptocurrency assets for impairment on a daily basis as of 11:59PM UTC. We also note your disclosures on pages 238, 242,
         252, F-78 and F-104 that you test cryptocurrency assets for impairment on a daily basis.
         As previously requested in prior comment 19, please revise your accounting policy to comply with the ASC 350-30-35-19 requirement to recognize impairment whenever the
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
March      NameAdit EdTech Acquisition Corp.
       20, 2023
March3 20, 2023 Page 3
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FirstName LastName
         carrying value exceeds its fair value. In addition, please revise the disclosure at the top of page 56 indicating that a non-temporary decrease in the price of bitcoin would cause a risk of loss or impairment.
6. We note the revisions in response to prior comment 18 to restate the presentation of realized gains on the sales of cryptocurrency as operating expense (income). Please revise your accounting policy disclosure accordingly.
Revenue Recognition, page F-62

7. In order to help us continue to evaluate your accounting policy under FPPS arrangements, please further explain how you determined the term of your contracts. In response to comment 18 in your letter dated December 7, 2022, you state that "each hash contributed is distinguishable from one another, meaning that each hash is satisfying a separate performance obligation." You further provide the example that "if GRIID were to provide only one hash to a pool operator and then terminate the respective agreement, it would earn and subsequently recognize revenue related to that hash (i.e., creating an enforceable right to receive compensation from such pool operator)." In response to prior comment 18 in your letter dated February 9, 2023, you indicate that GRIID utilizes the beginning of day as contract inception. Explain how you determined that the beginning of the day is contract inception when the contract can be terminated at any time during the day. Tell us how you considered whether providing each hash (i.e., satisfying a separate performance obligation) represents a separate contract since the contract is terminable at any time.
         Explain how you evaluated whether the termination clause is akin to a renewal right, and that after satisfying a performance obligation the decision to satisfy the next performance obligation represents a renewal of the contract (i.e., a separate contract).
8. Under the FPPS model, we note your disclosure that computing power represents the only performance obligation in your contracts with mining pool operators and that you appear to believe that contract duration is each day, or 24-hour period. Considering your response to comment 18 in your letter dated December 7, 2022 that each hash-rate contributed represents a separate performance obligation, please tell us what consideration you gave to whether your contracts have multiple performance obligations.
9. In order to help us continue to evaluate your accounting policy under FPPS arrangements and understand your prior responses, please clarify the statement in your revenue
         recognition policy that    Revenue is calculated and recognized on a
daily basis in
         accordance with the payout methodology of the Pool Operator as specified in the
         Company   s contracts at contract inception.    As part of your
response, please address the
         following:

                Clarify if the transaction price is variable at contract inception, and, if so, if you estimate the transaction price at contract inception. In this regard, you indicated in your response to prior comment 21 in the letter dated December 7, 2023 that you are able to estimate noncash consideration at contract inception using estimates at the
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
March      NameAdit EdTech Acquisition Corp.
       20, 2023
March4 20, 2023 Page 4
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              beginning of each day. You further stated,    GRIID has chosen to
estimate the
              amount of noncash consideration utilizing the expected value method per ASC 606-
              10-32-8       In addition, your disclosure appears to indicate
that revenue is calculated
              at contract inception. However, you indicate in responses to prior comments 22 and
              23 in your letter dated February 8, 2023 that the transaction price is determined when the actual bitcoin earned is known at the end of the 24-hour period and this noncash consideration is measured based on the price of bitcoin at contract inception;

                Clarify whether any variable consideration is constrained at contract inception; and

                Clarify when you recognize revenue. Your revenue policy states that your performance obligation is satisfied over time. As such, as previously requested in prior comment 23, explain why your disclosure appears to indicate that revenue is recognized at contract inception. Your response to comment 21 in your letter dated
              December 7, 2022 also indicates that revenue is recorded at the beginning of each day, when the calculation is performed, utilizing estimated inputs and the contractual payout formula. However, you also indicate in response to prior comment 22 in your letter dated February 8, 2023 that the inputs to your contractual payment formula are not known until the end of the day.
10. In order to help us continue to evaluate your accounting policy under PPLNS model, please clarify what you believe is the inception and duration of your contracts. Your policy appears to indicate that the contract duration is approximately every 10 minutes.
         However, we note from your response to comment 51 in your letter dated March 21, 2022 that your contract renews on a bitcoin by bitcoin basis. Considering that you are only
         compensated for the pool   s success in recording a block to the
bitcoin blockchain, tell us
         whether your contract term includes periods of time that you are contributing computing power when the pool is ultimately not successful in recording a block to the bitcoin blockchain. Tell us how your determination of contract duration considers that contracts are terminable at any time by either party.
11.      We note your disclosure that, under the PPLNS model, variable consideration is
         constrained until the mining pool operator successfully records a block and you receive confirmation of the consideration you will receive. Please confirm that you have the ability to determine the amount of consideration you will receive each time that the mining pool operator successfully records a block. Also tell us when you receive confirmation of the amount of consideration you will receive once a block is found.
12.      We note your disclosure that, under the PPLNS model, the fair value of the
         cryptocurrency award received is determined using the market rate of the related cryptocurrency at the time of receipt. Please tell us the time period between when the pool operator successfully records a block and the time you receive the cryptocurrency, which you disclose is not materially different. Considering that you believe your contract renews on a bitcoin by bitcoin basis, based on your response to comment 51 in your letter
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
March      NameAdit EdTech Acquisition Corp.
       20, 2023
March5 20, 2023 Page 5
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         dated March 21, 2022, tell us what consideration you gave to measuring the cryptocurrency received at the market price immediately after the pool s prior successful block.
Note 11. Fair Value Hierarchy, page F-76

13. We note the revision to include the basis for the assumptions used to measure the fair value of the warrant liability. Please explain why these assumptions appear to be related to ADEX common stock.
Unaudited Interim Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Three and Nine-Month Periods Ended Sep
Notes to Unaudited Consolidated Financial Statements
Note 5. Cryptocurrencies, page F-94

14. We note your response to prior comment 27 reconciling certain amounts in your rollforward of the balance of cryptocurrencies to your statements of operations and statements of cash flows. Please further reconcile the amounts presented in this rollforward to the line items of revenue on your statements of operations. Tell us why blockchain reimbursement revenue (per mining service agreement) and revenue share consideration do not appear to be included in the rollforward of the balance of cryptocurrencies. In addition, as previously requested, tell us why you present the consideration paid related to development and operation agreement as net in this rollforward. In this regard, tell us the nature and amount of the items that are offset against eachother in this rollforward.
Note 11. Fair Value Hierarchy, page F-103

15. We reissue prior comment 29, as no such revisions were noted. We note that fair value of member unit is a significant unobservable input to the fair value measurement of the warrant liability. Revise to include quantitative information about this input. Refer to
         ASC 820-10-50-2(bbb)(2).
Note 14. Commitments and Contingencies
Data Black River Development and Operation Agreement, page F-107

16. We reissue and clarify prior comment 36. You indicate in response to prior comment 36 and on page 61 of your response to comment 34 in your letter dated December 7, 2022
         that HDP   s share of mining revenues is not related to a distinct
good or service. Please
         provide support for this assertion. In this regard, we note Sections
4.2 and 4.3 of the D&O
         Agreement indicating that the mining revenue distribution is based, in part, on the total amount of development costs contributed by the parties, in addition to an amount due to
         HDP for the right to use the premises.
17. You indicate in response to prior comment 37 that you revised the disclosure on page F-
         107, but no such revisions are noted, although we do note the revisions to the disclosure
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
March      NameAdit EdTech Acquisition Corp.
       20, 2023
March6 20, 2023 Page 6
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FirstName LastName
         on page F-81. As previously requested, please clarify your disclosures throughout your filing indicating that your revenue share is recorded on a gross basis, in addition to disclosure indicating that you record the revenue and expenses related to this agreement on a gross method. In this regard, consider refraining from referring to your revenue as a gross amount, considering revenue is based on the gross amount of bitcoin mined less consideration payable to HDP, as noted from your response to prior comment 36. In addition, consider disclosing the amount paid to HDP for each reporting period.
18. As previously requested in prior comment 33, please explain how you measure noncash consideration. You indicate in response to comment 34 on page 61 of your letter dated
         December 7, 2022 that    noncash consideration in the form of bitcoin
is measured at fair
         value at contract inception in excess of the management fee   ,    and
we note that the
         initial term of the D&O Agreement is three years. Explain how your measurement of the transaction price complies with the guidance in ASC 606-10-32-21. In this regard, you indicate in response to prior comment 33 that the number of bitcoin used to settle the management fee is measured based on the price of bitcoin on the date of distribution. Tell us how you account for the difference in the fair value of the bitcoin from contract inception to the date of distribution. Refer to ASC 606-10-32-23. In addition, clarify how you measure the amount of bitcoin attributable to your revenue share.
19. You indicate in response to prior comment 33 that the number of bitcoin used to settle the electricity fee and associated sales tax due to HDP is measured based on the price of bitcoin on the date of distribution. As the electricity fee due to HDP is recorded as a separate expense in the period incurred, as noted from your response to comment 34 on page 56 of your letter dated December 7, 2022, tell us how you account for the difference in the fair value of the bitcoin from the period incurred to the date of distribution.
20. We note your response to prior comment 38. As previously requested, please clarify how you recognize revenue over time. As part of your response, tell us why monthly recognition, as noted from page 63 of your response to comment 34 in your letter dated
         December 7, 2022, faithfully depicts your performance toward complete satisfaction of the mining services. Also explain how you differentiate your method of recognizing revenue from the contractual payment terms. In this regard, we note your reference to your responses to prior comments 33 and 36, but these responses appear to only explain how you compute the contractual payments. We note from your Step 3 analysis on page
         61 of your response to comment 34 in your letter dated December 7, 2022 that the contractual payments include a fixed management fee and a variable revenue share. Tell us what consideration you gave to recognizing the total transaction price ratably throughout the contract period, rather than at the end of each month, with any variable consideration estimated or constrained based on the guidance ASC 606-10-32-11. In this regard, you indicate in your response that HDP simultaneously receives and consumes the benefits provided by the mining services as they are consumed.
21. In response to prior comment 36, you indicate that your management fee is presented within mining services revenue and your revenue share is presented within revenue share
 David Shrier
Adit EdTech Acquisition Corp.
March 20, 2023
Page 7
      consideration. As such, please clarify your disclosures on pages 240 and F-93 indicating that the management fee, curtailment revenue and the amount that is accrued and paid out the next month is recognized as revenue share consideration.
Mining Services Agreement, page F-108

22. We note your response to prior comment 30. As previously requested, tell us how the profit split fee was considered in your Step 3 conclusion regarding determining the transaction price, considering the variability due to the reliance on the number of bitcoin mined, and whether the amount is required to be constrained. In this regard, your analysis of the constraint concept on page 38 of your December 7, 2022 response letter does not appear to address the 5% profit split fee that you retain.
23. We note your response to prior comment 30. As previously requested, please revise to separately disclose the amount of expense and power reimbursement included in revenue for each period presented. In addition, explain how the reimbursements are recorded on the statements of operations.
24. We note your response to comments 30 and 32 in your letter dated December 7, 2022 explaining that you are the principal in the Mining Services Agreement with respect to providing the hosting services. We also note from your response to prior comment 30 that the 95% of the earned bitcoin sent directly to BCS, by the Pool Operator, is not included in the transaction price. Please clarify your disclosure indicating that revenue under the
      Mining Services Agreement is recorded on a gross basis to indicate that this gross amount is in relation to the hosting services you provide. Alternatively, consider refraining from referring to your revenue as a gross amount, considering it is a net of the amount of bitcoin sent to BCS.
        You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-
Tabler, Staff Attorney, at (202) 551-6388 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Shrier
                                                           Division of
Corporation Finance
Comapany NameAdit EdTech Acquisition Corp.
                                                           Office of Technology
March 20, 2023 Page 7
cc:       Kerry Shannon Burke
FirstName LastName